EXHIBIT 32

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ladies and Gentlemen:

In connection with the Quarterly Report of ECA Marcellus Trust I (the “Trust”) on Form 10-Q for the quarterly period ended September 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, not in its individual capacity but solely as the trustee of the Trust, certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to its knowledge:

(1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)          The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.

The above certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) and is not being filed as part of the Form 10-Q or as a separate disclosure document.

Date: November 14, 2011	/s/ MIKE ULRICH

Mike Ulrich
Vice President
The Bank of New York Mellon Trust Company, N.A.

APPENDIX A

GLOSSARY OF CERTAIN TERMS

The following are definitions of certain significant terms used in this report.  Other terms are defined in the text of this report.

“AMI” means the area of mutual interest, or AMI, consists of the Marcellus Shale formation in approximately 121 square miles of property located in Greene County, Pennsylvania in which ECA had leased approximately 9,300 acres and owned substantially all of the working interests at the date of formation of the Trust. ECA is obligated to drill the 52 development wells from drill sites on approximately 9,300 leased acres in the AMI. Until ECA has satisfied its drilling obligation, it will not be permitted to drill and complete any well in the Marcellus Shale formation within the AMI for its own account.

“Completion” (or its derivatives) means that the well has been perforated, stimulated, tested and permanent equipment for the production of natural gas has been installed.

“Dth” means one million British Thermal Units.

“Equivalent PUD Well” is defined as a well that is drilled horizontally in the Marcellus formation for a lateral distance of 2,500 feet measured from the midpoint of the curve to the end of the lateral multiplied by the working interest held by ECA.  Wells with a horizontal lateral less than 2,500 feet will count as a fractional well in proportion to total lateral length divided by 2,500 feet.  Wells with a horizontal lateral greater than 2,500 feet (subject to a maximum of 3,500 feet) will count as multiple fractions wells in proportion to the total lateral length divided by 2,500 feet.

“FASB ASC” means the Financial Accounting Standards Board Accounting Standards Codification.

“Gas” means natural gas and all other gaseous hydrocarbons, excluding condensate, butane, and other liquid and liquefiable components that are actually removed from the Gas stream by separation, processing, or other means.

“Incentive Threshold” means, for any particular quarter (through the first quarter of 2015), the amount shown in the column titled “Incentive Threshold” in the section titled “Overview” in Management’s Discussion and Analysis in this report.  In exchange for agreeing to subordinate the 4,401,250 Trust units it owns, and in order to provide additional financial incentive to ECA to perform its drilling obligation and operations on the Underlying Properties in an efficient and cost-effective manner, ECA is entitled to receive incentive distributions equal to 50% of the amount by which the cash available for distribution on all of the Trust units in any quarter exceeds 150% of the subordination threshold for such quarter. ECA’s right to receive the incentive distributions will terminate upon the expiration of the subordination period.

“MMBtu” means one million British Thermal Units.

“Mcf” means one thousand standard cubic feet of natural gas.

“MMcf” means one million standard cubic feet of natural gas.

“Producing Wells” means the 14 natural gas wells located in Greene County, Pennsylvania and described as the “Producing Wells” in the Prospectus.

“Prospectus” means the final prospectus relating to the initial public offering of the Trust units as filed with the SEC pursuant to rule 424(b) on July 1, 2010.

“PUD Wells” means the horizontal natural gas development wells to be drilled by ECA to the Marcellus Shale formation within the “Area of Mutual Interest,” or “AMI”, described in the Prospectus and located in Greene

County, Pennsylvania.  The number of PUD Wells drilled is to be computed as described in the Prospectus, and the actual number of PUD Wells drilled may be more or less than 52.

“SEC” means the United States Securities and Exchange Commission.

“Subject Gas” means Gas from the Marcellus Shale formation from any Producing Well or PUD Well.

“Subject Interest” means ECA’s undivided interests in the AMI, as lessee under Gas leases, as an owner of the Subject Gas (or the right to extract such Gas), or otherwise, by virtue of which undivided interests ECA has the right to conduct exploration and Gas production operations on the AMI.

“Subordination Threshold” means, for any particular quarter (through the first quarter of 2015), the amount shown in the column titled “Subordination Threshold” in the section titled “Overview” in Management’s Discussion and Analysis in this report.  In order to provide support for cash distributions on the common units, ECA has agreed to subordinate the 4,401,250 Trust units it owns, which constitute 25% of the outstanding Trust units. While the subordinated units are entitled to receive pro rata distributions from the Trust if and to the extent there is sufficient cash to provide a cash distribution on the common units which is at least equal to the applicable quarterly subordination threshold, if there is not sufficient cash to fund such a distribution on all Trust units, the distribution to be made with respect to the subordinated units will be reduced or eliminated in order to make a distribution, to the extent possible, of up to the subordination threshold amount on the common units.

“Trust Gas” means that percentage of Gas to which the Trust is entitled, calculated in accordance with the provisions of the conveyances of the royalty interests.

“Working Interest” means the right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.